Central Pacific Plaza PO Box 3590 Honolulu Hawaii 96811-3590 Telephone 808-544-0500 Fax Line 808-531-2875

VIA EDGAR AND EMAIL

October 6, 2014

Ms. Lindsay McCord
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561

Re:          Central Pacific Financial Corp.
Form 10-K for Fiscal Period Ended December 31, 2013 (File No. 001-31567)

Dear Ms. McCord,

On behalf of Central Pacific Financial Corp., a Hawaii corporation (the “Company”), we respectfully set forth below additional information to supplement our July 11, 2014 responses to your comment letter, dated June 19, 2014 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the fiscal period ended December 31, 2013.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Form 10-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in our SEC filing.

•	Staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.
The Company’s amount of ASC 450 (formerly FAS 5) Allowance for Loan and Lease Losses (“ALLL”) related to economic factors, qualitative adjustments and proxies as of December 31, 2013, March 31, 2014, and June 30, 2014 is presented below.

	ALLL ASC 450 Balance Composition
	As a % of Total ASC 450 Reserve Balance
	Historical Experience	Qualitative Adjustments				Total
		Economic / Market Conditions	Proxy Factor	Concentration Risk	Other

December 31, 2013	9%	10%	29%	n/a	52%	100%
March 31, 2014	51	4	6	28%	11	100
June 30, 2014	50	6	5	28	11	100

	ALLL ASC 450 Balance Composition
	ASC 450 Reserve Balance by Input Factor
	Historical Experience	Qualitative Adjustments				Total
		Economic / Market Conditions	Proxy Factor	Concentration Risk	Other
	(dollars in thousands)

December 31, 2013	$6,976	$7,468	$22,202	n/a	$40,825	$77,471
March 31, 2014	37,687	2,841	4,478	$20,439	8,225	73,670
June 30, 2014	38,102	4,830	3,537	21,468	8,489	76,426

The dominant effect of the extended look back period enhancement that was introduced in the first quarter of 2014 was to decrease the reliance on use of third party proxy data (where we have no recorded experience in the applicable look back period) as is depicted in the tables above.

Concentration Risk was incorporated as an enhancement to the methodology in the first quarter of 2014.  Given the longer look back period also adopted in the first quarter of 2014 to better capture the economic cycle, the qualitative adjustment of refinance risk applied to the commercial mortgage loans was discontinued.  This was previously recorded under ‘Other’.

2.	The impact of the methodology changes made in the first quarter of 2014 by major loan category is detailed below.

	December 31, 2013			March 31, 2014
	ASC 450	Loan Balance		ASC 450	Loan Balance
	(dollars in thousands)
Loan Category
Commercial, financial and agricultural	$12,847	$394,426	3.3%	$9,294	$418,230	2.2%
Real estate:
Construction	2,774	67,862	4.1	14,940	81,649	18.3
Mortgage - residential	25,272	1,098,376	2.3	17,812	1,142,220	1.6
Mortgage - commercial	29,947	687,529	4.4	25,925	668,624	3.9
Consumer	6,576	311,670	2.1	5,687	306,440	1.8
Leases	55	6,241	0.9	12	5,338	0.2
Total	$77,471	$2,566,104	3.0%	$73,670	$2,622,501	2.8%

The methodology changes incorporated greater use of our own historical experience and resulted in a decrease in the reserve factors in all but the Construction loan segment.  This is reasonable given our adverse experience with Construction-related credits in prior years.

3.	The tables below include further detail regarding the calculation of our ALLL reserve balance for the quarters ended December 31, 2013 and March 31, 2014.

Below is the reserve balance at the end of the quarter but prior to the calculation of the required reserve.  It comprises the prior quarter end balance and is adjusted for net charge-offs or recoveries as incurred in the quarter.

	December 31, 2013	March 31, 2014
	(dollars in thousands)

Reserve Balance Prior Quarter End	$85,228	$83,820
Net Charge-offs / (Recoveries) in the current quarter	75	(658)
Reserve Balance	$85,153	$84,478

Below is the summary of the calculated amounts of the components of the ALLL required reserve balance as of the end of the quarter.

	December 31, 2013	March 31, 2014	Variance
	(dollars in thousands)

ASC 310 (FAS 114)	$349	$3,492	$3,143
ASC 450 (FAS 5)	77,471	73,670	(3,801)
Unallocated	6,000	6,000	-
Required Reserves	$83,820	$83,162	$(658)

Below is the difference between the Reserve Balance and the Required Reserves for the current quarter.

	December 31, 2013	March 31, 2014
	(dollars in thousands)

Total Provision Released / (Required)	$1,333	$1,316

* * * * *

If you have any questions regarding this letter or should need any additional information, please contact the undersigned at 808.544.6881.

Sincerely yours,

/s/ Denis Isono
Denis Isono
Chief Financial Officer